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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-24674

8-14052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Touchstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Broadway, Suite 1100
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrie A. Wiedenheft (800)-333-5222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut St	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Touchstone Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

ELIZABETH F. GIBSON
Notary Public, State of Ohio
My Commission Expires Mar. 4, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2016

Contents

Building a better
working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2017

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 8,376,525
Receivable from affiliates	771,500
Federal income tax receivable from affiliate	2,212,221
Deferred commission costs	436,035
Prepaid and other assets	340,435
Total assets	$ 12,136,716
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliates	$ 868,625
Accrued commissions	766,475
Accrued sales distribution	2,549,456
Accrued other expenses	383,623
Deferred income tax liability to affiliate	2,274
Total liabilities	4,570,453
Stockholder's equity:	
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	178,624,377
Accumulated deficit	(171,158,114)
Total stockholder's equity	7,566,263
Total liabilities and stockholder's equity	$ 12,136,716

See accompanying notes.

Touchstone Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds), a related party, and variable annuities of its affiliates through affiliated sales representatives. The Company generates substantially all of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value.

Deferred Commission Costs

The Company pays commissions to brokers who sell $1 million or more of class A shares and on all sales of class C shares of the Touchstone Funds. If the shares are redeemed within a year of their purchase, a contingent deferred sales charge ("CDSC") of up to 1.00% will be charged to the shareholder on the redemption, therefore, the commission costs incurred by the Company are capitalized and amortized over the 12 month CDSC period. As of December 31, 2016, the company had deferred commission costs of $436,035.

Revenue Recognition

Commission revenue and related expense pertaining to variable annuity and mutual fund transactions are recorded upon the execution of the contracts for annuity transactions and the trade date for mutual fund transactions. Commission revenue is calculated as a percentage of the sale.

2. Significant Accounting Policies (continued)

Sales distribution fees (12b-1 fees) are accrued monthly based on a distribution agreement between the Company and the Touchstone Funds, whereby the Company receives fees based on average net assets of class A, B and C Touchstone Funds shares. Sales distribution revenue is recorded net of fee waivers for the respective share classes.

Underwriting income is accrued monthly based on the Touchstone Family of Funds Broker Dealer Agreement between the Company and the Touchstone Funds and is calculated as a percentage of sales for class A shares.

In May 2014, the FASB issued ASU 2014-09, Revenue Recognition - Revenue from Contracts with Customers (Topic 606), which will replace substantially all current revenue recognition guidance once it becomes effective. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other standards.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606) - Principal versus Agent Considerations, which clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing, which amends the guidance in ASU 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients, which clarifies the following aspects in ASU 2014-09: collectability, presentation of sales taxes and other similar taxes collected from customers, noncash considerations, contract modifications at transition, completed contracts at transition, and technical correction. The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09, which are effective for annual and interim periods beginning after December 15, 2017.

The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard beginning in the fiscal year 2018, and is continuing to evaluate the impact of the standard.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The net amount of deferred tax liabilities recorded at December 31, 2016 is $2,274. The Company had gross deferred tax liabilities and deferred tax assets of $5,775 and $3,501, respectively, at December 31, 2016. The deferred tax liability is attributable to depreciation of fixed assets. The deferred tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The amount of taxes currently receivable from WSLIC as of December 31, 2016 was $2,212,221.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statement of operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2008 through 2016) and has determined that no provisions for uncertain tax positions is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, Columbus Life Insurance Company (CLIC), Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies).

3. Related Party Transactions (Continued)

The Company receives sales distribution revenue (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company.

The company paid an affiliate, W&S Brokerage Services, Inc. (WSBS) for providing administrative support services in connection with certain variable annuity and mutual fund sales.

The Company paid WSBS sales distribution fees pursuant to its distribution agreement.

The Company paid WSBS commissions on sales of annuity contracts pursuant to its selling agreement.

The company paid an affiliate, Touchstone Advisors a fee for an allocation of shared service of officer expenses.

The Company reimburses WSLIC for employee compensation and benefits expense.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern. From time to time, the Company is involved in legal matters arising in the normal course of business. As of December 31, 2016, there are no known pending litigation matters against the Company.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law.

Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Company matched one half of eligible contributions up to a maximum match of 6% in 2016. Contributions by the Company amounted to $98,899 for the year ended December 31, 2016 and are included in

4. Benefit Plans (continued)

Employee compensation and benefits on the Statement of Operations. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2010, eligible employees of the Company were covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants included employees of the Company who were over 21 years of age and had more than 1,000 hours of service during a 12 month period. Under the Retirement Plan, each participant was provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan was subject to provisions of ERISA. As of January 1, 2010, the Retirement Plan was frozen and no new participants will be added. The vested portion of the Retirement Plan accounts will be available to employees in a lump sum when they leave WSLIC or retire. The Company made no contributions to the Retirement Plan during 2016. Effective July 1, 2016, the Western-Southern Affiliated Companies Retirement Plan ("the Retirement Plan") merged into the Western & Southern Financial Group Employee Retirement 401(k) Savings Plan.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code. During 2016, the Company did not contribute to the SERP.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Going Concern

Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern, which was codified as Accounting Standards Codification (ASC) 205-40, requires management to evaluate the entity's ability to continue as a going concern within one year after the date that

6. Going Concern (continued)

the financial statements are issued. Management must perform a going concern evaluation for annual periods ending after December 15, 2016. Management has considered conditions, specifically historical operating losses, that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, management has concluded that the Company has the ability to continue as a going concern within one year of the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date the statement of financial condition was issued and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2016, the Company's net capital, as defined, was $3,642,269, which was $3,333,220 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.27 to 1.

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Touchstone Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Touchstone Securities Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY

Building a better working world

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2017